
Mail Stop 4628

January 13, 2017

Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

      Re: Chevron Corporation
            Form 10-K for Fiscal Year Ended December 31, 2015
            Response Dated December 15, 2016
            File No. 1-00368

Dear Ms. Yarrington:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/H. Roger Schwall

                H. Roger Schwall
                Assistant Director
                Office of Natural Resources